UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75552 / July 30, 2015

Admin. Proc. File No. 3-16536

In the Matter of

BIG SKY INDUSTRIES II, INC.,
BIG SKY INDUSTRIES III, INC.,
BIG SKY INDUSTRIES IV, INC.,
BIG SKY INDUSTRIES V, INC.,
BIG SKY INDUSTRIES VI, INC.,
BIG SKY INDUSTRIES VII, INC.,
BIG SKY INDUSTRIES VIII, INC.,
BIG SKY INDUSTRIES IX, INC., AND
BIG SKY INDUSTRIES X, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Big Sky Industries II, Inc., Big Sky Industries III, Inc., Big Sky Industries IV, Inc., Big Sky Industries V, Inc., Big Sky Industries VI, Inc., Big Sky Industries VII, Inc., Big Sky Industries VIII, Inc., Big Sky Industries IX, Inc., or Big Sky Industries X, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Big Sky Industries II, Inc., Big Sky Industries III, Inc., Big Sky Industries IV, Inc., Big Sky Industries V, Inc., Big Sky Industries VI, Inc., Big Sky Industries VII, Inc., Big Sky Industries VIII, Inc., Big Sky Industries IX, Inc., and Big Sky Industries X, Inc.[2] The order contained in that decision is hereby declared effective. The initial

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[1]   17 C.F.R. § 201.360(d).

[2]   *Big Sky Industries II, Inc., Big Sky Industries III, Inc., Big Sky Industries IV, Inc., Big Sky Industries V, Inc., Big Sky Industries VI, Inc., Big Sky Industries VII, Inc., Big Sky Industries VIII, Inc., Big Sky Industries IX, Inc., and Big Sky Industries X, Inc.*, Initial Decision Release No. 816 (June 17, 2015), 111 SEC Docket 15, 2015 WL 3760796. The Central Index Key numbers are: 1121812 for Big Sky Industries II, Inc.; 1121813 for Big Sky Industries III, Inc.; 1121814

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Big Sky Industries II, Inc., Big Sky Industries III, Inc., Big Sky Industries IV, Inc., Big Sky Industries V, Inc., Big Sky Industries VI, Inc., Big Sky Industries VII, Inc., Big Sky Industries VIII, Inc., Big Sky Industries IX, Inc., and Big Sky Industries X, Inc., are hereby revoked.

     For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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for Big Sky Industries IV, Inc.; 1121816 for Big Sky Industries V, Inc.; 1121827 for Big Sky Industries VI, Inc.; 1121829 for Big Sky Industries VII, Inc.; 1121831 for Big Sky Industries VIII, Inc.; 1121833 for Big Sky Industries IX, Inc.; and 1121834 for Big Sky Industries X, Inc.

INITIAL DECISION RELEASE NO. 816
ADMINISTRATIVE PROCEEDING
File No. 3-16536

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BIG SKY INDUSTRIES II, INC., BIG SKY INDUSTRIES III, INC., BIG SKY INDUSTRIES IV, INC., BIG SKY INDUSTRIES V, INC., BIG SKY INDUSTRIES VI, INC., BIG SKY INDUSTRIES VII, INC., BIG SKY INDUSTRIES VIII, INC., BIG SKY INDUSTRIES IX, INC., AND BIG SKY INDUSTRIES X, INC.	INITIAL DECISION OF DEFAULT June 17, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Big Sky Industries II, Inc., Big Sky Industries III, Inc., Big Sky Industries IV, Inc., Big Sky Industries V, Inc., Big Sky Industries VI, Inc., Big Sky Industries VII, Inc., Big Sky Industries VIII, Inc., Big Sky Industries IX, Inc., and Big Sky Industries X, Inc. (collectively, Respondents). The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On May 13, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by May 16, 2015, and

their Answers were due by May 29, 2015. *Big Sky Indus. II., Inc.*, Admin. Proc. Rulings Release No. 2691, 2015 SEC LEXIS 1951 (May 19, 2015). To date, no Respondent has filed an Answer.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Big Sky Industries II, Inc., Central Index Key (CIK) No. 1121812, is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $5,537 for the prior three months.

Big Sky Industries III, Inc., CIK No. 1121813, is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries III is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $5,537 for the prior three months.

Big Sky Industries IV, Inc., CIK No. 1121814, is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries IV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $5,537 for the prior three months.

Big Sky Industries V, Inc., CIK No. 1121816, is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries V is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $8,611 from the company's January 31, 2000, inception to December 31, 2008.

Big Sky Industries VI, Inc., CIK No. 1121827, is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries VI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $8,611 from the company's January 31, 2000, inception to December 31, 2008.

Big Sky Industries VII, Inc., CIK No. 1121829, is a dissolved Florida corporation located in Maitland, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries VII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $260 for the prior six months.

Big Sky Industries VIII, Inc., CIK No. 1121831, is a dissolved Florida corporation located in Maitland, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries VIII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $260 for the prior six months.

Big Sky Industries IX, Inc., CIK No. 1121833, is a dissolved Florida corporation located in Maitland, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries IX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $260 for the prior six months.

Big Sky Industries X, Inc., CIK No. 1121834, is a dissolved Florida corporation located in Maitland, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Industries X is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $260 for the prior six months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents each failed to timely file required periodic reports. As a result, Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Each Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Big Sky Industries II, Inc., Big Sky Industries III, Inc., Big Sky Industries IV, Inc., Big Sky Industries V, Inc., Big Sky Industries VI, Inc., Big Sky Industries VII, Inc., Big Sky Industries VIII, Inc., Big Sky Industries IX, Inc., and Big Sky Industries X, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are each notified that they may move to set aside the default in this case. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge